PUBLIC



13031744

SEC Mail Processing Section
MAY 31 2013
Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2012 (MM/DD/YY) AND ENDING MARCH 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: INTERNATIONAL FINANCIAL SOLUTIONS, INC.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 PERIMETER CENTER NORTH, SUITE 300
(No. and Street)

ATLANTA	GA	30346
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXYS MCKENZIE 678-690-8526
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2013
REGISTRATIONS BRANCH
16

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ALEXYS MCKENZIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL FINANCIAL SOLUTIONS, INC., as of MARCH 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Public Notary

JENNIFER CHAPIN
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires Feb. 6, 2016

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL FINANCIAL SOLUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

Assets:		
Cash	$	439,986
Deposits with clearing broker		100,000
Commission receivable		189,943
Other receivables		68,000
Securities owned, at fair value		349,433
Furniture and equipment at cost, less accumulated depreciation $3,699		2,686
Other assets		124,085
	$	1,274,133

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	38,301
Commissions and wages payable		270,990
Subordinated loans payable		350,000
		659,291
Stockholders' equity:		
Common stock, no par value; 10,000,000 shares authorized, 10,000,000 shares issued and outstanding		25,000
Additional paid-in capital		348,085
Retained earnings		241,757
		614,842
	$	1,274,133

The accompanying notes are an integral part of these financial statements.